5405 Spine Road
Boulder, Colorado 80301

December 10, 2010

VIA FACSIMILE (703) 813-6968 AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4631

Attn:  Mr. John Cash, Branch Chief

Re:                              Dynamic Materials Corporation
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarter ended September 30,2010
File No. 1-14775

Dear Mr. Cash:

Dynamic Materials Corporation, a Delaware corporation (the “Company”), hereby responds to the comments received by the Company from the staff of the Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 7, 2010 (the “Comment Letter”) with respect to the above referenced reports.  For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s response.

Form 10-K for the year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. page 26

Adjusted EBITDA, page 31

1.                                      In future filings please provide a more comprehensive explanation regarding the non-GAAP measure you are using, Adjusted EBITDA, including a more detailed explanation as to why the measure is meaningful for an investor.  Additionally, please reconcile your Adjusted EBITDA to the most directly comparable GAAP measure, net income.  Please refer to question 103.02 of Compliance and Disclosure Interpretations: Non-GAAP Financial Measures dated January 15, 2010 at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: In future filings, the Company will provide a more comprehensive explanation regarding Adjusted EBITDA, including a more detailed explanation as to why the measure is meaningful for investors, and will reconcile Adjusted EBITDA to net income rather than to income from operations.

Liquidity and Capital Resources, page 35

Cash flow from operating activities, page 36

2.                                      In future filings please provide a more comprehensive discussion which cites the underlying reasons for the changes in your operating cash flows, specifically your working capital accounts.

Response: In future filings, the Company will expand more comprehensively its discussion of the underlying reasons for the changes in the Company’s operating cash flows, specifically including working capital accounts.

Form 10-Q for the period ended September 30, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Impact of Current Economic Situation on the Company, page 25

3.                                      As highlighted in your discussion, we note a significant deterioration in net sales, gross profit, and net income during 2009 and thus far in 2010.  While we note instances where you have highlighted this deterioration in the discussion of your results of operations, it appears that in future filings a more robust discussion of the downturn in the overall economy is necessary in order to provide readers with a better understanding of management’s views regarding the downturn in the overall economy and its impact on the company and management’s plans to address this impact. This discussion should provide more detailed information regarding your customers, quote-to-booking rates, expected trends, management’s response for managing these events; potential future actions by management and any other detailed information that would help investors better understand how your operations, financial position and liquidity are being impacted by the current economic environment.

Response: In future filings, the Company will provide a more robust discussion of the downturn in the overall economy, its impact on the Company and management’s plans to address this impact, including more detailed information regarding customers, quote-to-booking rates, expected trends, management’s response for managing these events, potential future actions by management and other relevant information as applicable.

***

In responding to the Commission’s comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses above or any other matter, please contact the undersigned at (303) 604-3938 or our outside securities counsel, Garth Jensen of Holme Roberts & Owen LLP, at (303) 866-0368.

Sincerely,

/s/ Richard A. Santa

Richard A. Santa
Senior Vice President and Chief Financial Officer

cc:	Mindy Hooker
Garth B. Jensen